Exhibit 99.2

CONSENT OF QUALIFIED PERSON

I, Dr. Guillermo Pareja, consent to the public filing and use of the technical report entitled “Peñasquito Polymetallic Operations, Zacatecas State, Mexico, NI 43-101 Technical Report” dated effective June 30, 2018 (the “Technical Report”) in connection with the filing of the preliminary short form base shelf prospectus of Goldcorp Inc., dated August 9, 2018 (the “Prospectus”) and to the inclusion of the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure contained in the Prospectus or incorporated by reference therein.

I hereby confirm that I have read the Prospectus, including the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report contained in the Prospectus or incorporated by reference therein and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this 9th day of August, 2018.

/s/ Dr. Guillermo Pareja
DR. GUILLERMO PAREJA